[VIVENDI LOGO]                                                 October 12, 2001



                   CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
                               AS AT JUNE 30, 2001



A.    MAIN FEATURES OF THE PERIOD

ACCOUNTING POLICIES

The half-year consolidated financial statements have been prepared according to the accounting principles and methods described in the 2000 reference document filed with the Commission des Operations de Bourse (COB) on April 17, 2001 under the number R.01-116. Furthermore, since January 1, 2000, Vivendi Universal has applied the new method for consolidated financial statements based on Regulation
99.02 approved by the "Comite de la Reglementation Comptable" (French Accounting Standards Board) in April 1999.

Calculation of income tax for the half-year period is based on the annual effective rate of estimated income tax applied to pre-tax half-year accounting income adjusted for income tax liabilities on elements subject to reduced tax rates, for which income tax is calculated on a actual tax basis.

Participation of employees and provisions for retirement commitments included in the half-year accounts correspond to 50% of the year's estimated expense.

The cash flow statement presented herein includes items used in analyzing the change in cash and cash equivalents. The presentation used at June 30, 2000, presented elements of variation in net financial debt as at June 30, 2000.


SIGNIFICANT TRANSACTIONS


CANAL+'S SALE OF ITS STAKE IN EUROSPORT

On January 31, 2001, CANAL+ announced that it had sold its 49.5 % interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to E303 million for the CANAL+ Group and E345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ will remain a distribution channel for Eurosport. CANAL+ had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

PURCHASE OF INTEREST IN MAROC TELECOM

In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco's national telecommunications operator for approximately E2.4 billion. The transaction was finalized in April 2001. Maroc Telecom began to be fully consolidated in the accounts of Vivendi Universal on April 1, 2001. As a leader in Moroccan telecommunications, Maroc Telecom operates 1.4 million fixed lines, has 2.6 million GSM clients and generated revenues of approximately E1.3 billion in 2000. In collaboration with Maroc Telecom,

Vivendi Universal intends to apply its telecommunications experience to the modernization Morocco's telecommunications industry.

CONVERTIBLE BOND ISSUANCE

On February 2, 2001, Vivendi Universal placed E457 million principle amount of bonds that were exchangeable for shares of Vinci, a company in which Vivendi Universal holds an 8.67% stake. The 1% five-year bonds were issued at a price of E77.35, a 30% premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which had managed the bond offering, exercised its over-allotment option and purchased an additional E70 million principal amount of the bonds, thus increasing the overall amount of the issuance to E527 million.

ACQUISITION OF UPROAR INC.

On February 5, 2001, Flipside Inc., a subsidiary of Vivendi Universal's Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of Uproar's outstanding stock for U.S.$3 per share, or a total consideration of U.S.$128 million. The transaction has made the combined entity an international leader in Web-based interactive gaming.

EXCHANGEABLE BOND ISSUANCE

On February 8, 2001, Vivendi Universal placed E1.809 billion principle amount of bonds that were exchangeable on a one-for-one basis for Vivendi Environnement stock. These bonds are equivalent to 9.3% of Vivendi Environnement's capital stock. The 2%, five-year bonds were issued at a price of E55.90, a 30 % premium over the previous day's weighted-average price. Excluding the 9.3 % now allocated to the exchangeable bonds, Vivendi Universal holds 63% of Vivendi Environnement.

DISPOSITION OF AOL FRANCE

In March 2001, Vivendi Universal announced the conclusion of a deal with American Online Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and Canal+ swapped their interest in the AOL France joint-venture for AOL Europe shares. Both groups also signed distribution and marketing agreements.

Cegetel and Canal+ thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at $725 million and paying a 6% annual dividend. These preferred shares were monetized in late June 2001 to a financial institution for a price corresponding to their present value marked up by their coupon value, or a total of $719 million.

This operation generated pre-tax capital gain and minority interests of E700.2 million and provided Vivendi Universal with an excellent return on its investment in AOL France, while allowing it to focus resources on its strategic objectives. Two thirds of the sale price will be received by Cegetel to help pay for the UMTS license in France that Cegetel will finance entirely through its own resources. Cegetel will remain a preferred partner of AOL in France in the telecommunications field.

SALE OF STAKE IN HAVAS ADVERTISING

In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world's fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The E484 million transaction, conducted with the approval of Havas Advertising management, generated E125 million in capital gains in the consolidated accounts of Vivendi Universal.

SHARE TRANSACTIONS

On May 29, 2001, Vivendi Universal announced that it had acquired 16.9 million shares of its own shares that were sold by the Bronfman family and related entities for an average price of E75.10 per share. The Bronfman family sold the shares in order to diversify its portfolio.

On June 28, 2001, the Vivendi Universal board authorized an increase of 11,448,920 shares in connection with exercises of options and warrants for ordinary shares. On the same date, the Vivendi Universal board authorized the cancellation of 22,000,000 treasury shares and 10,301,924 common shares originally set aside to satisfy exchange rights in connection with the Seagram merger, reducing the overall number of outstanding shares by approximately 2%.

B.    CONSOLIDATED STATEMENT OF INCOME

                                                                                        June 30,          Year
(In millions of euros, except per share amounts)                 June 30,       %         2000            2000
                                                       Notes       2001                (published)     (published)
                                                       -----     -------      ----     -----------     -----------

REVENUES                                               B-2.      26,442.9     36.2      19,413.8        41,797.6

         Operating expenses                                     (22,566.6)             (16,905.4)      (36,094.9)
         Depreciation and amortization                           (1,987.3)              (1,348.6)       (3,131.3)

OPERATING INCOME                                       B-3.       1,889.0     62.9       1,159.8         2,571.4

         Financial expenses                                        (338.6)                (119.8)         (541.2)
         Financial provisions                                      (127.9)                 (89.4)          (91.7)

NET FINANCIAL EXPENSE                                  B-4.        (466.5)                (209.2)         (632.9)

OPERATING INCOME LESS NET FINANCIAL EXPENSE                        1,422.5    49.6         950.6         1,938.5

         Exceptional items                                         1,246.7               1,658.3         2,755.2
         Depreciation, amortization and provisions
         on exceptional items                                         (9.3)                120.2           191.6

NET EXCEPTIONAL INCOME                                 B-5.        1,237.4               1,778.5         2,946.8

         Income taxes and deferred tax                 B-6.         (556.7)               (695.3)       (1,020.9)

INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
INTEREST AND MINORITY INTEREST                                     2,103.2               2,033.8         3,864.4
       Goodwill amortization                                      (1,081.3)               (252.4)         (634.2)

INCOME BEFORE EQUITY INTEREST AND MINORITY
INTEREST                                                           1,021.9               1,781.4         3,230.2

         Equity in net losses of unconsolidated
         companies                                                  (244.6)               (102.0)         (306.3)

         Minority interest                                          (755.4)               (262.9)         (624.9)

                                                                ----------             ----------      ----------
NET INCOME                                                            21.9               1,416.5         2,299.0
                                                                ----------             ----------      ----------
EARNINGS PER SHARE -- BASIC                                           0.02                  2.36            3.63
                                                                ----------             ----------      ----------

For the first half ended June 30, 2001, net income, before goodwill amortization*, reached E1.1 billion or E0.97 per basic share, compared to E1.6 billion or E2.75 per basic share in the comparable period of the prior year.

* Goodwill amortization per the income statement (E1,081 million), less minority interest impact (E89 million) plus goodwill in equity losses of unconsolidated companies (E38 million).

B-1. PRO FORMA INCOME STATEMENT DATA

Pro forma data illustrates the effect of the merger between Vivendi and Seagram (excluding results of the acquired Seagram Spirits and Wine Group) and excludes Sithe and France Loisirs (which were not consolidated in 2001).

                                                      June 30, 2001          June 30, 2000           June 30, 2000
           (In millions of euros)                                             (pro forma)             (published)

           REVENUES                                     26,442.9                23,722.6                19,413.8

           EBITDA                                        3,974.5                 2,792.7                 2,637.0

           OPERATING INCOME                              1,889.0                 1,144.1                 1,159.8




B-2. REVENUES

In the first half of 2001, Vivendi Universal's revenues increased to E26.4 billion from E19.4 billion in the comparable period of 2000. On a pro forma basis the revenue increase was 11.5%.

The parent company recorded revenues of E64.1 million and net income of E149.7 million in first half 2001.

REVENUES BY BUSINESS SEGMENT


                                              June 30, 2001      June 30, 2001   %         June 30, 2001      %
(In millions of euros)                                           (pro forma)                (published)
                                              -------------      ------------   --         -------------      --
Music                                             2,986.0           2,933.2     1.8                 --         --
Publishing                                        1,611.1           1,569.1     2.7            1,624.9       -0.8
TV & Film                                         4,325.4           4,091.9     5.7            1,951.5      121.6
Telecoms                                          3,477.5           2,465.3    41.1            2,465.3       41.1
Internet                                             45.7              14.9   206.7               14.9      206.7
MEDIA AND COMMUNICATIONS                         12,445.7          11,074.4    12.4            6,056.6      105.5

Holding & Corporate                                    --                --      --                 --         --

TOTAL MEDIA AND COMMUNICATIONS
                                                 12,445.7          11,074.4    12,4            6,056.6      105.5

Environmental Services                           13,940.4          12,527.0    11.3           12,526.7       11.3

Non-Core                                             56.8             121.2   -53.1              830.5      -93.2
                                                 --------          --------   -----           --------      -----
TOTAL                                            26,442.9          23 722,6    11.5           19,413.8       36.2
                                                 --------          --------   -----           --------      -----

REVENUES BY GEOGRAPHIC AREA FOR THE FIRST HALF OF 2001


                            France      Other      Total        North    Latin     Total      Asia       Africa     TOTAL       %
                                        Europe     Europe      America  America  Americas    Pacific    Mid-East
                           --------    --------   --------    --------   ------  --------   --------    --------  --------   ------
(In millions of euros)

Music                         264.2       911.7    1,175.9     1,346.0     80.9   1,426.9      374.3         8.9   2,986.0     11.3
Publishing                    850.7       258.1    1,108.8       321.1    108.4     429.5       63.6         9.2   1,611.1      6.1
TV & Film                   1,474.0     1,219.2    2,693.2     1,359.9     69.2   1,429.1      178.4        24.7   4,325.4     16.4
Telecoms                    3,016.2        80.4    3,096.6          --       --        --         --       380.9   3,477.5     13.1
Internet                       29.8         0.9       30.7        15.0       --      15.0         --          --      45.7      0.2
Holding & Corporate              --          --         --          --       --        --         --          --        --       --

TOTAL MEDIA AND             5,634.9     2,470.3    8,105.2     3,042.0    258.5   3,300.5      616.3       423.7  12,445.7     47.1
COMMUNICATIONS

Environmental Services      5,976.5     4,228.4   10,204.9     2,650.6    335.8   2,986.4      498.1       251.0  13,940.4     52.7

Non-Core                       40.3        15.5       55.8          --       --        --        1.0          --      56.8      0.2
                           --------    --------   --------    --------   ------  --------   --------    --------  --------   ------

TOTAL                      11,651.7     6,714.2   18,365.9     5,692.6    594.3   6,286.9    1,115.4       674.7  26,442.9    100%
                           --------    --------   --------    --------   ------  --------   --------    --------  --------   ------
%                              44.1        25.4       69.5        21.5      2.2      23.7        4.2         2.6     100%
                           --------    --------   --------    --------   ------  --------   --------    --------  --------


MEDIA AND COMMUNICATIONS

In the first half of 2001, revenues increased to E12.4 billion, up 12.4% over the pro forma first half of 2000. Excluding Maroc Telecom and Universal Studios Group (USG) Filmed Entertainment, revenue growth was 11%.

MUSIC

Universal Music Group (UMG) revenues increased 2% to E3 billion in the first half 2001 despite an adverse business climate, including overall market declines since the beginning of the year in the U.S. and in two of the company's larger international markets (Brazil and Germany). Revenues totaled E1.3 billion in North America (+5%), E1.2 billion in Europe (+1%) and E0.5 billion in the rest of the world. UMG market share increased slightly to 21.9% in the first half 2001 versus the comparable period last year, with increases in Japan and the U.K. and essentially remaining constant in the U.S. Best selling albums in the first half 2001 included titles from Shaggy, Limp Bizkit, Blink 182, 2 Pac, D-12 and Moulin Rouge (original soundtrack), among others.

PUBLISHING

Vivendi Universal Publishing's (VUP) first half 2001 revenues increased 3% versus 2000 pro forma results for the comparable period (excluding France Loisirs).

The revenue increase was affected by the lack of major game releases (Diablo II came out in the second quarter of 2000 and enjoyed quick success), as well as the seasonal nature of tradeshows. However, the Education and Literature divisions recorded excellent results with respective 15% and 13% revenue increased. The Health and Business-to-Business divisions recorded respective 14% and 1% year-on-year revenue increases during the first half of 2001.

TV & FILM

Excluding USG filmed entertainment, TV & Film revenues increased 12% in the first half 2001.

At Universal Studios, revenues increased 1%, primarily due to growth in at the recreation business and Spencer gifts. Universal Studios' recreation business reported improved revenues, primarily due to management fees earned from the new Universal Studios Japan park that opened March 31, 2001. Following its grand opening, Universal Studios Japan set a new attendance record with almost three million visitors in its first three months, and continues to draw increased attendance and visitor spending.

At CANAL+, revenues rose 11%, primarily due to distribution activities (CanalSatellite and Telepiu), a growing subscriber base, higher average revenues per user (ARPU) and an ongoing shift from analog to digital subscriptions. CANAL+ reaffirmed its position as the leading European pay-TV operator and with the number one position in European digital television, with a year-on-year 30% rise in digital subscribers to 5.8 million as at June 30, 2001.

In the movie business, StudioCanal won awards at the Cannes Film Festival, including the Golden Palm for Nanni Moretti's The Son's Room. Additionally, StudioCanal acquired a controlling interest in Expand, France's leading and Europe's third-ranked producer of TV programming, positioning the Group as a TV production leader.

TELECOMS

Telecoms registered an excellent first half year of 2001, during which revenues increased by 41% to E3.5 billion compared with first half of 2000. Excluding Maroc Telecom, consolidated for the first time in the second quarter of 2001, revenue growth was 26%. Telecoms achieved these results primarily through its largest subsidiary, Societe Francaise de Radiotelephone (SFR), which increased revenues by 24% to E2.6 billion, increased market share to 34%, reduced churn to 2% and stabilized ARPU. SFR's customer base increased to 11.2 million. SFR continues to focus on increasing revenues per customer by offering new services. For example, data services now represent over 7% of billed revenues.

Cegetel's landline telephone service had over 2.7 million lines (including 35% of pre-selected lines) in operation by June 30, 2001, compared with 2.0 million lines (including 2% of pre-selected lines) as at June 30, 2000. Cegetel's revenues rose 63% to E354 million in the first half 2001 and total voice volume, in millions of minutes, increased 76% year-on-year.

Vivendi Universal acquired an interest in Maroc Telecom, which started to be consolidated in the second quarter of 2001, as the company obtained controlling influence through board representation. The Moroccan telecommunications market offers significant growth potential for the company's international telecoms business.


INTERNET

In the first half of 2001, revenues increased to E46 million from E15 million in the first half of the prior year. The increased revenues were primarily due to growth at Flipside and Uproar, with revenues of E15 million in 2001 versus E5 million in 2000, and Canalnumedia, with revenues of E8 million in 2001 versus E2 million in 2000.

ENVIRONMENTAL SERVICES

Revenues for the first half of 2001 were E13.9 billion compared to E12.5 billion in the first half 2000, an 11.3% increase. The main part of this growth was internal, through development of contracts won in previous years and the signing of many new contracts with local authorities (Prague, Tangier-Tetouan, Goerlitz, etc.) and with industrial clients (Millenium, Hynix, Usinor, etc.). External growth resulted from implementation of the EDF/Dalkia agreement and waste management acquisitions in Asia and in Latin America during the second half of 2000.

Revenues generated outside France were E8 billion in the first half 2001, a 10% increase. Revenues generated in the United States were E2.6 billion (a 6% increase), in Europe (excluding France) were E4.3 billion (a 8% increase) and in the rest of the world E1.1 billion (a 38% increase).

NON-CORE

Revenue for the first half of 2001 declined to E57 million, versus E830 million for the same period last year. This decrease was primarily due to deconsolidation of Sithe and the disposition of some of the real-estate operations managed by Vivendi Valorisation.

B-3. EBITDA AND OPERATING INCOME

EBITDA (earnings before interest, taxes, depreciation and amortization) is defined by Vivendi Universal as operating income before depreciation, amortization, restructuring activities and other one-time items. Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used around the world or reported by other companies

EBITDA BY BUSINESS SEGMENT


                                                                                                                   Year
                               June 30, 2001   June 30, 2000           %       June 30, 2000          %            2000
                                                (pro forma)                     (published)                     (published)
                               -------------   -------------       -------     -------------      -------       -----------
(In millions of euros)

Music                              451.5            389.2             16.0            --               --          94.2
Publishing                         222.7            200.6             11.0         178.2             25.0         493.4
TV & Film                          598.0            292.5            104.4         232.0            157.8         526.0
Telecoms                         1,136.2            553.6            105.2         595.1             90.9       1,303.3
Internet                           (88.2)           (60.2)           -46.5         (60.2)           -46.5        (183.7)
Holding & Corporate               (115.0)          (126.6)             9.2        (103.1)           -11.5        (137.0)

MEDIA AND COMMUNICATIONS         2,205.2          1,249.1             76.5         842.0            161.9       2,096.2

ENVIRONMENTAL SERVICES           1,764.9          1,581.8             11.6       1,638.2              7.7       3,544.3

NON CORE                             4.4            (38.2)             N/A         156.8            -97.2         340.4
                                 -------          -------          -------       -------          -------       -------
TOTAL                            3,974.5          2,792.7             42.3       2,637.0             50.7       5,890.9
                                 -------          -------          -------       -------          -------       -------


MEDIA AND COMMUNICATIONS

In the first half of 2001, EBITDA rose to E2.2 billion, up 77% over the pro forma first half of 2000. Excluding Maroc Telecom, EBITDA growth was 62%.

MUSIC

In spite of a weak music market, Universal Music Group (UMG) recorded strong performance in the first half of 2001, generating double-digit EBITDA growth of 16% versus the pro forma first half of 2000. This was primarily due to strong performance in the U.S., the U.K. and Japan and in UMG's music publishing business, reflecting improved margins in the product mix, increased sales of catalog product and a slight decline in overall A&R costs.

PUBLISHING

Vivendi Universal Publishing's (VUP) first half 2001 EBITDA increased 11% versus comparable pro forma 2000 results, despite the lack of major game releases and the seasonality of trade shows (unfavorable in 2001). The EBITDA increase was primarily due to strong performance of the Health division and the success of the Diablo II expansion pack, which made VUP the US PC game market leader this June.

TV & FILM

In the first half of 2001, TV & Film EBITDA more than doubled to E598 million versus 2000 pro forma results for the comparable period. At Universal Studios, the significant improvement in EBITDA primarily reflects the solid performance of the motion picture business, including the success of The Mummy Returns, combined with strong DVD and video sales of Meet the Parents and Gladiator. Universal Studios' recreation business reported improved earnings, primarily due to management fees earned from the new Universal Studios Japan park that opened on March 31, 2001.

At CANAL+, EBITDA rose 26% primarily due to distribution activities in France and the performance of StudioCanal. Reorganization of CANAL+'s French activities is in progress and its reorganization of its international activities has commenced in Italy and the Nordic countries.

TELECOMS

In the first half of 2001, EBITDA more than doubled from the first half of 2000 to E1.1 billion. Excluding Maroc Telecom, consolidated for the first time in the second quarter of 2001, EBITDA growth was 71%. Telecoms achieved these results primarily through its biggest subsidiary, SFR, which increased its EBITDA margin to 39% in the first half of 2001 (from 29% during the comparable period of 2000), while decreasing acquisition costs and stabilizing ARPU.

INTERNET

First half EBITDA losses were E88 million, of which E19 million pertains to sites Vivendi Universal will sell as part of the disposition of Vivendi Universal Publishing's Professional Division. Through Vivendi Universal Net, Internet-based activities are focused on achieving growth, primarily through selective investments, strong internal growth of subsidiaries and development of applications with multiple sources of revenue.

ENVIRONMENTAL SERVICES

EBITDA climbed to E1,746.9 million, a nearly 12% increase over the first half of 2000. EBITDA growth in all Environmental Services business segments was satisfactory over the period, with marked increases in International Water outside the United States, where it remained stable because of the economic slowdown affecting that area, good waste management activity despite the drop in paper prices, the implementation of new cogeneration plants in power divisions and abundant use of transportation services.

RECONCILIATION OF EBITDA TO OPERATING INCOME

                               June 30, 2001   June 30, 2000    June 30, 2000    Year 2000
                                                (proforma)       (published)    (published)
                                -------------   ------------     -----------    -----------
(In millions of euros)
EBITDA                            3,974.5          2,792.7          2,637.0        5,980.9
Depreciation and Amortization   (1, 987.3)        (1,520.0)        (1,348.6)      (3,131.3)
Other                               (98.2)          (128.6)          (128.6)        (278.2)
                                  --------          -------          -------        -------
OPERATING INCOME                   1,889.0          1,144.1          1,159.8        2,571.4
                                  --------          -------          -------        -------

OPERATING INCOME BY BUSINESS SEGMENT

                                 June 30,       June 30, 2000          %       June 30, 2000          %        Year 2000
                                   2001          (pro forma)                   (published)                    (published)
                                 --------       -------------         ---      -------------         ---       ---------
(In millions of euros)

Music                              234.2            187.2             25.1            --               --          85.5
Publishing                         150.1            147.3              1.9         116.3             29.1         344.7
TV & Film                          122.9            (53.3)             N/A           1.5              N/A        (110.6)
Telecoms                           705.9            272.8            158.8         272.8            158.8         486.1
Internet                          (102.7)           (63.8)           -61.0         (63.8)           -61.0        (193.6)
Holding & Corporate               (164.8)          (157.7)            -4.5         (95.7)           -72.2        (194.6)

MEDIA AND COMMUNICATIONS           945.6            332.5            184.4         231.1             X4.1         417.5

Environmental Services             967.4            858.1             12.7         866.7             11.6       1,896.5

Non-Core                           (24.0)           (46.5)            48.4          62.0              N/A         257.4
                                 -------          -------          -------       -------          -------       -------
TOTAL                            1,889.0          1,144.1             65.1       1,159.8             62.9       2,571.4
                                 -------          -------          -------       -------          -------       -------

Major acquisitions contributed E920 million to EBITDA and E480 million to operating income in the first half of 2001, including Seagram and Maroc Telecom (consolidated for the first time in the second quarter of 2001).

Major disposals had contributed E173 million to EBITDA and E119 million to operating income in the first half of 2000, but do not appear in the 2001 results, primarily due to the deconsolidation of Sithe and France Loisirs.

B-4. NET FINANCIAL (EXPENSE)/INCOME

                                                    June 30, 2001   June 30, 2000    Year 2000
                                                                     (published)    (published)
                                                    -------------   -------------   -----------
(In millions of euros)

Cost of financing                                       (624.8)        (626.4)       (1,288.4)

Capital gains on the sale of portfolio                   122.4          434.8          684.8
investments

Dividends from unconsolidated companies and
share of profits from general partnerships and            35.2           31.1           36.8
sundry property companies

Other financial income                                   128.6           40.7           25.6

Financial provisions                                    (127.9)         (89.4)         (91.7)
                                                       -------        -------        -------

TOTAL                                                   (466.5)        (209.2)        (632.9)
                                                       -------        -------        -------

Group financing costs were E624.8 million in the first half of 2001 compared with E626.4 million in the comparable period of the prior year. This small decline resulted from the stabilization of net debt. The average financing rate increased to 5.32% in the first half 2001 from 5.14% in the same period last year (5.15% for 2000). Adjusting the cost of financing related to treasury shares, which have been deducted from net debt in the average amount of E3.9 billion, the average financing rate was 4.56% in the first half of 2001 versus 4.70% for the same period last year. In addition to financing cost, first half 2001 net financial expense included E122.4 million in capital gains (E434.8 in first half 2000), primarily related to the sale of shares in Saint-Gobain, E127.9 million in financial provisions (E89.4 million in first half 2000), E154.1 million in foreign exchange gains and E35.2 million in dividends from unconsolidated companies.

B-5. NET EXCEPTIONAL INCOME

                                                                                                Year
                                                      June 30, 2001      June 30, 2000          2000
(In millions of euros)                                                    (published)        (published)
                                                      -------------      -------------       -----------
Disposals of assets and dilution profits                   1,254.6            1,865.8        3,776.6
Impact of restructuring operations                              --              (18.3)        (270.9)
Other exceptional items                                      (17.2)             (69.0)        (558.9)
                                                           -------            -------        -------
TOTAL                                                      1,237.4            1,778.5        2,946.8
                                                           -------            -------        -------

In the first half of 2001, net exceptional income was primarily comprised of E1.3 billion in capital gains and gains on the dilution of our interests in other companies, including AOL France (E700.2 million), Eurosport (E160.1 million), Havas Advertising (E124.8 million), Dalkia (E121 million), CANAL+ Technologie (E47.8 million) and TV Sport (E47.6 million).

B-6. INCOME TAXES AND DEFERRED TAXES

Our income and deferred tax provision was E556.7 million in the first half of 2001, compared with E695.3 million for the comparable period of 2000. Of this amount, deferred taxes were E11.0 million in 2001 and E291.2 million in 2000 and current income tax expense was E545.7 million in 2001 and E404.1 million in 2000. The current income tax expense included tax savings of E229.5 million and E57.6 million in 2001 and 2000, respectively. In the first half of 2001, current income tax expense included E213.3 of tax expenses for our Environmental Services business and E176.1 million for our Telecoms business.

At June 30, 2001, the reconciliation between the French legal tax rate and Vivendi Universal's effective tax rate was as follows:

           LEGAL TAX RATE                                                                    36.4 %

           Non-deductible amortization of goodwill                                           29.5 %
           Permanent differences and consolidation entries with no tax impact                 3.5 %
           Reduced tax rate on long-term capital gains                                      -14.7 %
           Tax losses                                                                        -9.5 %
           Other differences, net                                                            -3.5 %

           EFFECTIVE TAX RATE (1)                                                            41.7 %

(1) The effective tax rate is computed by dividing "Income taxes and deferred taxes" by "Net income before minority interest, income taxes and deferred taxes."

C.    CASH FLOW STATEMENT

                                                                            June 30,          June 30,           Year
      (In millions of euros)                                                  2001             2000              2000
      ----------------------                                                -------           -------            ----
      OPERATING TRANSACTIONS

      Net income                                                                21.9          1,416.5          2,299.0

       Depreciation and amortization                                         2,682.3          1,611.3          4,038.3
       Gain on sale of property, equipment and financial assets, net        (1,254.6)        (1,990.1)        (3,909.5)
       Undistributed earnings from affiliates, net                             348.9            122,7            342,8
       Minority interest and other                                             949.3            643,5            947,7
       Net changes in current assets and liabilities                          (784.4)        (1,466.6)        (1,204.1)

      TOTAL                                                                  1,963.4            337.3          2,514.2

      INVESTMENT TRANSACTIONS

      Capital expenditures, net of disposals                                (1,771.9)         (162.6)         (2,977.9)
      Purchase of investments (1)                                           (4,948.4)       (1,653.9)         (3,202.0)
      Sales of portfolio investments                                         2,121.0         1,790.6           4,088.9
      Net (increase) decrease in short-term and long-term financial
      receivables                                                           (3,048.9)        2,024.9           4,452.6
      Purchase of treasury shares held as marketable securities             (1,654.4)             --          (2,455.7)
      Purchase of other marketable securities                                  (70.1)         (775.1)         (1,386.4)

      TOTAL                                                                 (9,372.7)        1,223.9          (1,480.5)
      FINANCING TRANSACTIONS

      Net increase (decrease) in short-term and long-term borrowings         7,031.1        (1,710.2)        (3,121.5)
      Issuance of common stock                                                 398.2           640.7          3,396.5
      Dividends paid                                                        (1,322.8)         (649.1)          (799.9)
      Other                                                                       --              --           (106.4)

      TOTAL                                                                  6,106.5        (1,718.6)          (631.3)

      Impact of exchange rates and other                                      (907.8)          (76.6)             7.3

      TOTAL                                                                 (2,210.6)         (234.0)           409.7

      CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       3,271.4         2,861.8          2,861.8

      CASH AND CASH EQUIVALENTS AT END OF PERIOD                             1,060.8         2,627.8          3,271.4

(1)  Including portfolio investments held as fixed assets.

C-1. CASH FLOW FROM OPERATIONS

    1.1    Breakdown of cash flow from operations:

(In millions of euros)                                        June 30, 2001        June 30, 2000        Year 2000
                                                              -------------        -------------        ---------


EBITDA                                                            3,974.5              2,637.0          5,980.9
Net financial expenses (excluding provisions)                     (338.6)              (119.8)          (541.2)
Exceptional losses (excluding provisions)                           (7.9)              (331.8)        (1,154.3)
Taxes and contributions                                           (545.7)              (404.1)          (789.8)
Dividends received from companies
accounted for by the equity method                                   38.1                 20.7             36.5
Others                                                            (102.9)                 12.1          (168.5)
                                                                  -------              -------            -------

NET CASH FLOW FROM OPERATIONS                     +66.3%          3,017.5              1,814.1            3,363.6
                                                   ----           -------              -------            -------


The net cash flow from operations increased 66.3% to E3,017.5 million following the EBITDA growth in the first half of 2001.


    1.2    Breakdown of net cash flow from operations by business segment:

(In millions of euros)                               June 30, 2001   June 30, 2000      Year 2000
                                                     -------------   -------------      ---------

Music                                                     367.0              --              94.0
Publishing                                                 88.0            91.7             229.0
TV & Film                                                 352.2           (27.1)             80.0
Telecoms                                                  922.5           502.2             946.0
Internet                                                 (103.5)          (64.2)           (285.0)
Holding & Corporate                                       284.4           427.4             752.0

MEDIA & COMMUNICATIONS                                  1,910.6           930.0           1,816.0

ENVIRONMENTAL SERVICES                                  1,116.1         1,004.9           2,045.0

NON-CORE                                                   (9.2)         (120.8)           (497.4)
                                                        -------         -------           -------
TOTAL                                                   3,017.5         1,814.1           3,363.6
                                                        -------         -------           -------

C-2. CAPITAL EXPENDITURES

                                           June 30, 2001      June 30, 2000       Year 2000
                                           -------------      -------------       ---------
(In millions of euros)

Music                                             82.6               --                49.0
Publishing                                       110.3             52.9               135.7
TV & Film                                        501.4            314.2               787.9
Telecoms                                         318.6            395.2             1,104.3
Internet                                           4.6              4.9                72.7
Holding & Corporate                                3.6              1.9                 9.5

MEDIA & COMMUNICATIONS                         1,021.1            769.1             2,159.1

ENVIRONMENTAL SERVICES                         1,065.3          1,368.3             2,612.9

NON-CORE                                           2.4            400.6             1,027.7

                                               -------          -------             -------
TOTAL                                          2,088.8          2,538.0             5,799.8
                                               -------          -------             -------
Disposals of tangible & intangible assets       (316.9)         (2,375.4)(1)        (2,821.9)(1)
                                               -------          -------             -------

TOTAL NET OF DISPOSALS                         1,771.9            162.6             2,977.9
                                               -------          -------             -------

(1) In particular including the sale of Sithe Energies electric power plants in the United States for E2.2 billion.

Media and Communications capital expenditures increased in the first half of 2001 primarily due to integration of the Universal Music Group (E82.6 million) and the Universal Studio Group (E252.5 million).

Overall, E0.7 billion of capital expenditures related to replacement and renewal investments and E1.4 billion related to new investments.

Capital expenditures, net of disposals, are fully financed by net cash flow from operations. Vivendi Universal cash flow from operations, net of capital expenditures, approximated E192 million at June 30, 2001, including E271 million for Media and Communications businesses.
After capital gains on the sale of portfolio investments and foreign exchange impacts, net cash flow is close to breakeven and approximately E0.5 billion excluding financing costs, taxes and restructuring charges.

C-3. ACQUISITION OF INVESTMENTS

                                                     June 30, 2001   June 30, 2000       Year 2000
                                                     -------------   -------------       ---------
(In millions of euros)

Music                                                      53.3               --                --
Publishing                                                 10.1            176.4             219.1
TV & Film                                                 231.4            365.9             520.0
Telecoms                                                2,522.4            277.2             441.5
Internet                                                  261.4            485.9             780.1

Holding & Corporate                                     1,277.1             16.6              83.9

MEDIA & COMMUNICATIONS                                  4,355.7          1,322.0           2,044.6

Environmental Services                                    762.9            336.6             920.3

Non-Core                                                    0.2             92.8              39.3
                                                        -------          -------           -------
TOTAL ON A CONSTANT ASSET BASIS                         5,118.8          1,751.4           3,004.2

Changes in consolidation scope                          (170.4)           (97.5)             197.8
                                                        -------          -------           -------
TOTAL                                                   4,948.4          1,653.9           3,202.0
                                                        -------          -------           -------

Acquisition of investments in Media and Communications, the most significant of which was the acquisition of Maroc Telecom for approximately E2.4 billion, served primarily to develop international markets. The TV & Film business strengthened its position with new holdings in Poland while the Internet business continued to acquire investments, with the biggest being Uproar Inc. for E141.5 million.

Vivendi Universal Holding acquired 16.9 million shares sold by the Bronfman family for an amount of E1.3 billion.

Most Environmental Services acquisitions served to develop its international position.

C-4. DISPOSALS OF INVESTMENTS

The most significant divestments in the first half of 2001 were Internet's sale of AOL France (disposal of 55% of its capital), CANAL+'s and Havas Images's sale of Eurosport and TV Sport (disposal of 49.5% and 64% of their capital, respectively) and the sale of Havas Advertising (disposal of 9.9% of its capital).

D.    BALANCE SHEET


                                                                              June 30, 2000      Year 2000
                                                   Notes     June 30, 2001     (published)      (published)
                                                   -----     -------------    -------------     -----------
(In millions of euros)

ASSETS

GOODWILL, NET                                       D-3.         52,392.3        10,210.2        47,132.5

OTHER INTANGIBLE ASSETS, NET                                     21,704.2         8,682.9        20,180.1

        Property, plant and equipment                            29,405.8        24,858.5        25,670.8
        Publicly-owned utility networks                           6,018.2         5,634.4         5,660.9
        Accumulated depreciation                               (13,253.3)      (11,041.4)      (11,342.9)
PROPERTY, PLANT AND EQUIPMENT, NET                               22,170.7        19,451.5        19,988.8

        Investments accounted for using the
        equity method                                             8,643.7         2,458.8         9,176.5
        Investments accounted for using the cost
        method                                                    1,542.0           945.9         1,000.3
        Portfolio investments held as fixed
        assets (securities)                                       3,077.9           531.6         3,264.2
        Portfolio investments held as fixed
        assets (others)                             D-2.         12,045.0         2,192.2        11,836.9
FINANCIAL ASSETS                                                 25,308.6         6,128.5        25,277.9

TOTAL LONG-TERM ASSETS                                          121,575.8        44,473.1       112,579.3

        Inventories and work in progress                          3,282.4         3,685.4         3,219.5
        Accounts receivable                                      24,664.2        17,833.6        23,149.7
        Short-term loans                            D-2.          4,228.2         3,659.4         1,170.6
        Cash, cash equivalents and
        marketable securities                       D-2.          8,125.5         7,382.8        10,618.8

TOTAL CURRENT ASSETS                                             40,300.3        32,561.2        38,158.6
                                                                ---------        --------       ---------
TOTAL ASSETS                                                    161,876.1        77,034.3       150,737.9
                                                                ---------        --------       ---------

                                                                              June 30, 2000      Year 2000
                                                   Notes     June 30, 2001     (published)      (published)
                                                   -----     -------------    -------------     -----------
(In millions of euros)

LIABILITIES AND SHAREHOLDERS'
EQUITY

        Share capital                                             5,971.5         3,330.5         5,944.5
        Additional paid-in capital                               28,499.9         4,926.7        27,913.4
        Retained earnings                                        22,014.3         4,256.7        22,817.2
TOTAL SHAREHOLDERS' EQUITY                          D-1.         56,485.7        12,513.9        56,675.1

MINORITY INTEREST                                   D-1.         11,259.1         4,103.1         9,787.4

DEFERRED INCOME                                                   1,488.3         1,314.0         1,560.1

RESERVES AND ALLOWANCES                                           5,858.4         5,528.7         5,945.8

SUBORDINATED DEBT                                   D-2.            161.0           157.5           150.1

        Non-recourse project financing                                  -           880,7               -
        Other financial long-term debt                           25,956.8        17,942,1        23,804.1
LONG-TERM DEBT                                      D-2.         25,956,8        18 822,8        23,804.1

OTHER LONG-TERM LIABILITIES                         D-2.          6,861.5         1,355.3         6,337.2

TOTAL LONG-TERM LIABILITIES                                     108,070.8        43,795.3       104,259.8

        Accounts payable                                         33,806.8        18,347.7        31,626.6
        Bank overdrafts and other short-term
        borrowings                                  D-2.         19,998.5        14,891.3        14,851.5
TOTAL CURRENT LIABILITIES                                        53,805.3        33,239.0        46,478.1
                                                                ---------        --------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      161,876.1        77,034.3       150,737.9
                                                                ---------        --------       ---------

D-1. SHAREHOLDERS' EQUITY AND MINORITY INTEREST

1.1      Change in shareholders' equity

                                     Capital stock       Additional         Retained        Net income      Shareholders'
(In millions of euros)                                 paid-in capital      earnings                          equity
                                     -------------       ----------         --------        ----------      -------------
BALANCE AS AT 31.12.1999                3,276.1            4,350.8          1,833.9          1,431.4         10,892.2

Changes in accounting methods                                                (115.7)                           (115.7)

RESTATED BALANCE AS AT 31.12.1999       3,276.1            4,350.8          1,718.2          1,431.4         10,776.5

Capital increase                        2,668.4           22,781.6         18,792.0                          44,242.0

Goodwill                                                     781.0            (44.0)                            737.0

Dividends paid and net income                                                 865.7         (1,431.4)          (565.7)
appropriation

Foreign currency translation
adjustment                                                                   (735.3)                           (735.3)

Release of revaluation surplus
and other                                                                     (78.4)                            (78.4)

Net income for the year 2000                                                                 2,299.0          2,299.0

BALANCES AS AT  2000-12-31              5,944.5           27,913.4         20,518.2          2,299.0         56,675.1

Capital increase (decrease)                27.0              586.5           (822.2)                           (208.6)

Goodwill                                                                       34.5                              34.5

Vivendi Universal shares                                                   (1,104.1)                         (1,104.1)

Dividends paid and net income
appropriation                                                               1,096.0         (2,299.0)        (1,203.0)

Foreign currency translation                                                2,282.5                           2,282.5
adjustment

Release of revaluation surplus                                                (12.4)                            (12.4)
and other

Net income for the first half
year 2001                                                                                       21.9             21.9

BALANCE AT 2001-06-30                   5,971.5           28,499.9         21,992.4             21.9         56,485.7

Total shareholders' equity amounted to E56,485.7 million as at June 30, 2001, compared with E56,675.1 million as at December 31, 2000. Principal changes during the period were:

     - Capital decreases of E208.6 million including conversion of Seagram exchangeable bonds (+E1,433 million), cancellation of former treasury stock (-E2,039.8 million), expenses due to Seagram merger (-E13.5 million), Group savings plan (+E48.1 million), exercise of stock options (+E3.9 million) and subscription warrant (+E359.7 million).

     - In the first half 2001, the sale of TV Sport resulted in a reversal of goodwill totaling E34.5 million previously charged to shareholders' equity pursuant to the old rules issued by the COB in 1988. Year-end allocations totaled E4,450.5 million. In the absence of such allocation to shareholders' equity, accumulated amortization of this goodwill would total E358.5 million at June 30, 2001, including E58.4 million for the period (assuming a straight-line amortization over periods customarily used by the group).

     - Foreign currency translation adjustment: E2,282.5 million, with the main changes related to the U.S. dollar (E2,310.0 million).

     -    Dividends paid, including taxes, increased to E1,203.0 million.

     - Treasury shares, owned by the company and its subsidiaries, which were recorded as fixed assets in the statutory accounts of the parent company have been deducted from shareholders' equity in the consolidated financial statements of Vivendi Universal. Movements within the period primarily related to 16,900,000 shares bought from the Bronfman family and related entities.


1.2      Change in minority interest

Minority interest was E11,259.1 million as at June 30, 2001 compared with E9,787.4 million as at December 31, 2000. The increase in minority interest was primarily due to:

     - Changes in consolidation scope (E771.9 million), primarily due to the acquisition of Maroc Telecom (E671.9 million).

     -    Minority interest in consolidated income (E755.4 million).

     - Minority interest in dividends paid (-E123.3 million) and foreign currency translation adjustment (E342.7 million).


D-2. NET DEBT

                                                                        June 30, 2000        Year 2000
(In millions of euros)                                June 30, 2001      (published)        (published)
                                                      -------------     -------------       -----------
Project financing                                              --             880.7                --
Other long-term debt                                     25,956.8          17 942,1          23,804.1

Sub-total of long-term debt                              25,956.8          18,822.8          23,804.1

Subordinated securities                                     161.0             157.5             150.1
Long-term financial receivables                          (1,244.9)         (1,175.8)         (1,502.3)
Net cash (1)                                              7,643.6           3,849.1           3,062.2
                                                         --------          --------          --------
NET DEBT IN THE BALANCE SHEET                            32,516.5          21,653.6          25,514.1
                                                         --------          --------          --------

(1) Bank overdrafts and other short-term borrowings less short-term loans, cash and cash equivalents and marketable securities (of which E3.3 billion were treasury shares at June 30, 2001).

Net debt, including the anticipated proceeds from the sale of Seagram's Spirits and Wine Group, at June 30, 2001 was E23,550 million (E16,514 million at December 31, 2000 including anticipated proceeds from the sale of Seagram's Spirits and Wine Group and conversion of Adjustable Conversion-rate Equity Securities). Of the total net debt at June 30, 2001, E14,953 million related to Environmental Services businesses.

D-3. GOODWILL

Change in goodwill

GOODWILL AS AT JANUARY 1, 2001                                                    49,053.9
Changes in the scope of consolidation (1)                                          2,556.4
Foreign currency translation adjustments                                           3,784.7
                                                                                   -------
GOODWILL AS AT JUNE 30, 2001                                                      55,395.0
Accumulated amortization and provisions                                          (3,002.7)
                                                                                  --------
NET AMOUNT IN BALANCE SHEET                                                       52,392.3
                                                                                  --------

(1) Mainly Maroc Telecom (E2.1 billion) and subsidiaries transferred from EDF to Dalkia (a subsidiary of Vivendi Environnement)

Accumulated amortization and provisions for the first half of 2001 were E1,081.3 million including an exceptional amount of E312.1 million. The recurring amortization was E769.2 million compared to E194.3 million in the first half of 2000. Changes during the period included the impact of final allocations of goodwill to the acquisitions made in 1999.

D-4. TREASURY STOCK

As at June 30, 2001, Vivendi Universal and its subsidiaries held 69.8 million of Vivendi Universal shares at an average per share cost of E71.2 for a total of E4,971 million. Of this amount, approximately 72% was recorded as marketable securities. The balance was recorded as a reduction of shareholders' equity, relating primarily to 16.9 million shares acquired from the Bronfman family and related entities.

These shares were purchased in 1998, 1999, 2000 and 2001 to stabilize share prices and, depending on the situation, to be delivered to bondholders for exchanges or conversions, or to employees exercising stock options.

Approximately 20.8 million shares were earmarked to cover stock option plans offered to Vivendi Universal employees. To cover the negative difference between the selling price and the cost a provision is recorded. At June 30, 2001, the cumulated provision totaled E255 million.

During the first half of 2001, 40.1 million shares were acquired at an average price of E73 per share and 0.6 million shares were sold at an average price of E75.5 per share.


E.    COMMITMENTS AND CONTINGENCIES


E-1. COMMITMENTS GIVEN AND RECEIVED

                                                                                    Year 2000
(In millions of euros)                                     June 30, 2001           (published)
                                                           -------------           -----------

Commitments given                                            5,630.4                4,866.0

Commitments received (1)                                     1,431.6                1,218.5
                                                             -------                -------

(1) Includes commitments received from EDF on future loans receivable of E824 million at June 30, 2001 and E787 million at December 31, 2000.

E-2. COMMITMENTS BY BUSINESS SEGMENT

                                                                                    Year 2000
(In millions of euros)                                     June 30, 2001           (published)
                                                           -------------           -----------

Music                                                          810.4                     --
Publishing                                                     161.0                  132.1
TV & Film                                                      509.0                  293.0
Telecoms                                                       342.4                  310.0
Holding & Corporate                                          1,446.7                1,558.5

MEDIA & COMMUNICATIONS                                       3,269.5                2,293.6

Environmental Services (1)                                   2,020.8                2,279.1

Non-Core                                                       340.1                  293.3
                                                             -------                -------
TOTAL                                                        5,630.4                4,866.0
                                                             -------                -------

(1) Includes commitments such as restrictions related to the Berlin water contract (E613 million).

Consolidated financial commitments granted by Vivendi Universal (guarantees, surety bonds and other signature commitments) increased to E5,630 million at June 30, 2001 from E4,866 million at December 31, 2000, primarily due to guarantees given by Universal Music Group and CANAL+ in the first half of 2001.

Cross-guarantees surety bonds granted by Vivendi Universal remained stable and at a level comparable to that of December 31, 2000.

CANAL+'s commitments in exclusivity contracts for broadcasting future film productions, program catalog acquisitions and leasing of satellite capacities totaled E3,656 million as at June 30, 2001, compared with E3,546 million as at December 31, 2000.

E-3. COMMITMENTS AND CONTINGENCIES

CAPITAL LEASES

Vivendi Universal finances certain operating assets and investment properties through capital leases including a purchase option (known in France as "credit bail"). Minimum future payments under these capital lease obligations at June 30, 2001 and December 31, 2000 were E872 million and E842 million, respectively.

OTHER LONG-TERM LEASES

The disposal April 1996 to Philip Morris Capital Corporation of three buildings not yet constructed in the Danton district of La Defense entailed the signing of 30-year leases effective upon completion of the buildings. As initially planned, two of them were delivered in April 1998, and the third in April 2000. The charge for the first half of 2001 was E17.2 million.

In late December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases. The charge for the first half of 2001 was E14.2 million.
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In order to close the estimated gap over the lives of these leases between the rents as paid and the rents received on the market, provisions totaling E294 million were established in 1998 and in 1999 (E64 million for buildings sold to Philip Morris and E230 million for the buildings in Berlin).

Under the Berlin Water contract, certain facilities were made available to the operator through a long-term lease.



E-4. OTHER COMMITMENTS


On December 19, 2000, the Group finalized the sale of a 49.9% stake of Sithe North America to Peco for $696 million. The net proceeds of the transaction to Vivendi Universal were $475 million. Vivendi Universal holds onto a minority share of 34%, while Peco becomes Sithe's majority shareholder. Vivendi Universal's residual interest was the subject of a reciprocal purchase or sale option between Vivendi Universal and Peco with a term of 3 years as of December 2002. Under the contract, sale price will be subject to both a floor and ceiling.

Vivendi Universal has entered into a monetization agreement for its AOL Europe preferred shares with a financial institution. In connection with the monetization, Vivendi Universal has retained a financial exposure related to the value of AOL Europe until October 2003, if the total value of AOL Europe declines by more than 50% compared to the September 2001 valuation prepared by reference to market comparables.

As part of their contractual obligations as licenses and in consideration of the income they receive, Vivendi Environnement and its water and heating management subsidiaries assume liability for the replacement of fixed assets in the publicly-owned utility networks they manage. The total forecast expenditure for replacements falling under their responsibility comes to E2.7 billion (E2.2 billion for water and E0.5 billion for energy).


F. RECENT DEVELOPMENTS AND FINANCIAL OUTLOOK

PARTICIPATION IN ELEKTRIM

On June 28, 2001, Polish telecommunications and engineering group Elektrim SA and Vivendi Universal signed an agreement under which Vivendi Universal may increase its interest to 51% of Elektrim Telekomunicakja (Telco), compared to the 49% held to date. Telco will buy all Elektrim's assets landline telecommunications and Internet assets. Vivendi Universal would pay Elektrim an equivalent amount for its stake in Elektrim. This agreement allows Vivendi Universal to strengthen the value of its Telecom assets within Poland, and in particular the 51% hold in PTC, a Polish mobile company with excellent results and a very positive outlook.


ACQUISITION OF HOUGHTON MIFFLIN COMPANY.


On August 2, 2001, Vivendi Universal completed its acquisition of Houghton Mifflin Company (Houghton Mifflin), a leading US educational publisher, for a total of approximately $2.2 billion, including assumption of Houghton Mifflin's average net debt of approximetely $500 million. With this acquisition, Vivendi Universal Publishing (VUP) -- already a leader in France, Spain and Brazil and with a very strong market share throughout Europe and Latin America -- is expected to become the world's second biggest educational publisher. The
Houghton Mifflin acquisition will also significantly enhance VUP's position in the US textbook market and will allow immediate synergies in production/logistics and
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corporate restructuring with other U.S. VUP operations. Houghton Mifflin's early
2001 results were good, and the company expects a strong second half.

UMTS LICENSE

On January 30, 2001, SFR, an indirect subsidiary of Vivendi Universal, officially submitted its application for a license to provide third generation UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that would allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets.

In May 2001, the ART (French regulatory authority) approved SFR, enabling them to obtain the UMTS license.

On July 18, 2001, published in Journal Officiel on August 21, 2001, the French government officially granted SFR the UMTS license for a period of 15 years. The license fee in the amount of E4.95 billion, is to be paid over a 15-year period. However, to take into account several major changes that have occurred since the license was granted (the economic weakness particularly in the telecommunications industry and the delay in the manufacture of equipment and infrastructure for UMTS technology) and upon the recommendation of the ART, SFR has begun to renegotiate with the French government in order to adjust the cost and payment terms of the license proportionally with the revenues expected to be received. At this time, it is not possible to predict the future outcome of the renegotiations.

DIVESTMENT OF VIVENDI UNIVERSAL PUBLISHING'S PROFESSIONAL DIVISION

On August 28, 2001, Vivendi Universal announced that it had entered into an exclusivity agreement with the Cinven investment fund which will allow Cinven to acquire Vivendi Universal Publishing's business-to-business (B2B) and Health activities for a consideration of E2 billion. VUP's B2B activities include Groupe Moniteur, Usine Nouvelle, France Agricole, Builder, Barbour Index, Tests and Exposium. VUP's health activities include Le Quotidien du Medecin, Vidal, Masson, Staywell, MIMS and Doyma. Cinven's offer represents twice 2001 estimated revenues and between 15 and 16 times EBITDA. The consolidated capital gain will approximate E800 million. An exclusivity agreement between Cinven and Vivendi Universal has been drawn up and the sale, subject to employee representative approval, is expected to be finalized between October 30 and November 30, 2001. The divestment of VUP's B2B and health activities will let the Group focus on general public publishing and will considerably reduce the proportion of Group business that depends on advertising revenues.


ACQUISITION OF MP3.COM, INC.


On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately $372 million, or $5 per share, in a combined cash and stock transaction. The acquisition of MP3.com brings to Vivendi Universal millions of dedicated music fans, a robust distribution platform, technology that strengthens the Group's ability to handle subscriptions, direct marketing and data management, and technology that applies to all devices, across a range of Vivendi Universal businesses, including music, film, games, and possibly books, plus strong management and technology teams.


MONETIZATION OF INVESTMENT IN BSKYB

In September 2001, Vivendi Universal entered into a monetization agreement, connected to its investment in BSkyB, with a financial institution. The structure constitutes the implementation of the
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commitment made to the European Commission. In connection with the monetization,
Vivendi Universal will retain the financial risk or benefit associated with BskyB's market value until no later than September 2005. This monetization will result in Vivendi Universal recognizing an accounting gain in 2001, the amount of which is dependent on the BskyB share price at the end of the year. However, the gain would approximate E2.6 billion at a share price of 650 pence. The proceeds from this monetization, which will approximate E4.2 billion, are intended to reduce Vivendi Universal's debt and to finance the buyback of Vivendi Universal shares.

CANCELLATION OF 33 MILLION VIVENDI UNIVERSAL SHARES

On September 25, 2001, the Vivendi Universal Board of Directors authorized the cancellation of 33 million of the company's shares, corresponding to 3% of the capital stock. Vivendi Universal has decided to use the authorization given by its Shareholders' Meeting to buy back approximately 33 million of its own shares on the open market. The shares that have been or will be bought back will be cancelled. A similar transaction took place on June 28th. Through the two transactions, 5% of the capital stock will have been cancelled.

FINANCIAL OUTLOOK

Despite the current economic environment, Vivendi Universal expects to reach all our previously stated revenue and EBITDA growth targets for our Media and Communications businesses in 2001. Revenue growth (excluding Universal Studios Filmed Entertainment) is targeted at 10% and EBITDA growth is targeted at 35%.